                                 TRANSPRO, INC.
                                 100 GANDO DRIVE
                               NEW HAVEN, CT 06513
                              203-401-6450 (PHONE)
                               203-401-6470 (FAX)

May 31, 2005

VIA EDGAR

Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:  Transpro, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 001-13894

Dear Mr. Fay:

Thank you for your May 19, 2005 letter. Our responses to each of the comments are indicated below.

Transpro is fully committed to providing effective, transparent disclosure, so we welcome the SEC 10-K comment process and want to be responsive. If you have any questions or additional concerns, we'd be pleased to discuss them with you or your designee. You may contact me for that purpose at 203-859-3552.

Refer to prior comment 1
------------------------

     1.  Provide us your analysis of paragraph 9 of SFAS 140 as it relates to the accounts receivable program.

         Response:
         ---------
         We participate in several customer-sponsored payment programs in order to accelerate the collection of our outstanding accounts receivable and offset the impact of lengthening customer payment terms. When we submit invoices for payment to the financial institution designated in each customer program, we surrender all control over the transferred assets
         (trade accounts receivable) as required by SFAS 140 paragraph 9 and as specifically explained below:

         a)    The transferred assets have been isolated from the
               transferor---put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

               The sale of receivables to the financial institution is done without recourse, and Transpro has no future claim to or exposure from any invoices tendered for payment. Since the transfer is for fair value, we would not get it back even in bankruptcy or receivership.

         b)    Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage to its right to pledge or exchange and provides more than a trivial benefit to the transferor.

               Each program in which we participate is established by one of our customers with a financial institution with which it has a relationship. Once Transpro tenders invoices for payment and receives the required remittance (which occurs substantially simultaneously), the financial institution becomes the creditor of our customer, and assumes all risks and has the full right to pledge or exchange the assets. There is no constraint on the financial institution's ability to deal with the transferred assets.

         c)    The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

               As noted above, when we tender invoices for payment, it is done without recourse, and we have neither the ability nor obligation to repurchase or redeem such assets from the financial
               institution, nor do we have the ability to cause the financial institution to return them.

         Accordingly, we believe that all requirements of paragraph 9 of SFAS
         140 are satisfied in respect to these accounts receivable programs.
         These programs are being used by us solely to accelerate the collection of outstanding accounts receivable balances. All we are doing is converting accounts receivable into cash, and recording in the income statement a related financing cost, which are all recorded at the same time.

     2.  Quantify in the notes to the financial statements the amount of the factoring fee and identify its location in your financial statements.

         Response:
         ---------
         In "Results of Operations - Comparison of Year Ended December 31, 2004
         to 2003," contained in Item 7 of our Form 10-K, the interest expense narrative

         indicates that the discounting cost associated with these programs is included in interest expense on our income statement and the 2004 and
         2003 expense is quantified (see page 14 of our EDGAR filing). However, in accordance with the Staff's comment, in future filings, we will also include in the Summary of Significant Accounting Policies footnote a discussion of accounts receivable. This will include a description of the accounting treatment of the customer payment programs, including where the factoring cost is charged, along with the amount of factoring cost included in interest expense for each period for which an income statement is presented. The Form 8-K filing, referred to in our response to comment 4 below, will also contain this disclosure.

Refer to prior comment 3
------------------------

     3.  You have provided no substantive analysis to support your conclusion that the products sold through each of your two business segments are similar within the meaning of paragraph 37 of SFAS 131. The fact that many of your largest customers purchase both your heat exchange and air conditioning products is not determinative that the products are similar. Consequently, revise your 2004 Form 10-K to separately quantify the revenues attributable to radiators, heaters, and condensers as part of your heat exchanger unit. In addition, separately quantify the revenues attributable to accumulators, compressors, and evaporators as part of your Ready Aire temperature control unit, or provide a meaningful grouping of products within this unit (i.e., air conditioning repair products.) If you continue to believe no additional disclosure is required under paragraph 37 of SFAS 131, provide us a substantive and detailed analysis of each of the aforementioned products that demonstrates that the products are similar. As part of your analysis, separately quantify the revenues attributable to each of the products for the past five years and explain any significant fluctuations. In addition, separately describe each product and separately discuss the factors that impact its demand and useful life.
         Quantify the expected useful life of each product.

         Response:
         ---------
         We have reconsidered the requirements of paragraph 37 of SFAS 131 and consulted in this regard with our outside auditor. In light of the
         Staff's comment, we now believe that the most meaningful disclosure would be to disclose sales of our heat exchange products as a group and our temperature control (air conditioning) products as a separate group. Such disclosure would reflect how we manage our business and produce general purpose financial statements for internal use. These two groups encompass all of our net trade sales and represent the combination of similar products. Radiators and heaters are heat exchange products while accumulators, compressors and evaporators are all parts of the air conditioning (temperature control) system. We do not generate financial information relating to net trade sales, including customer rebates and adjustments, at a more detailed product level. This makes reporting at this level impractical. Moreover, it supports our conclusion that such a breakdown is not contemplated by paragraph 37 of SFAS 131. In addition, our manufacturing and distribution facilities are not separated by specific product, nor are our operational management or internal reporting.

         In future filings, we will provide, in our Business Segment footnote, annual trade sales for these two product groups (heat exchange products and temperature control products) for each of the years for which an income statement is presented. In addition, our MD&A will be expanded to discuss sales for these two product groups along with the year over year percent change and fluctuation explanation. The Form 8-K filing, referred to in our response to comment 4 below, will also contain this disclosure.

Refer to prior comment 4
------------------------

     4.  Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(f) of SFAS 144. While you indicate that significant changes to the plan could have occurred or the plan could have been withdrawn, both of these scenarios, however, appear unlikely given the limited period of time between year-end and the date the definitive agreement was signed. The lack of a definitive agreement does not by itself preclude you from meeting the criteria of paragraph
         30(f).

         Response:
         ---------
         Perhaps it would be helpful to put the negotiations of the deal in broader context. Substantive negotiations began in January 2004 and took over a year to complete. This was a difficult deal--the "reverse
         Morris Trust" structure was hard to finalize (and required an IRS ruling, which is rare in M&A today). Modine also had to develop, from scratch, carve out financial statements and have them audited.
         Antitrust review was substantial here, in large part because so many
         North American manufacturers were exiting relevant product lines. Most important, challenging industry conditions and the size of the deal dictated that the parties deal with due diligence and other issues that might have been glossed over in larger deals, or deals in rapidly growing industries.

         As such, the deal process proceeded over a 13-month period. Although the parties announced an agreement in principle in October, unlike most
         M&A transactions, there truly was no assurance that definitive agreements would be reached until right before they were actually signed, and even then, closing was much less certain than usual (as evidenced by the fact that Transpro's annual shareholder meeting date has still not been set).

         At December 31, 2004, there were a number of major unresolved issues.
         Modine had not yet produced audited financial statements for the aftermarket business, which needed to be reviewed and analyzed prior to reaching a final agreement, and there were substantial unresolved issues about environmental liabilities. The audited financial statements were not provided until late January, 2005. Due to the nature of the business, the environmental investigations were extensive
         and

         critical to the final deal; including so-called "Phase II" testing that was not finalized at December 31st. The results of the environmental testing and investigations were not available at December 31st, and when they were, there was substantial disagreement over their treatment. In fact, the allocation of environmental liabilities reflected in the letter of intent was ultimately abandoned as a result of disagreements over interpretation of the environmental
         investigations, and the parties were unable to agree to the liability allocation concept reflected in the definitive agreements until late
         January. While, in hindsight, the plan was not withdrawn between year-end and the signing date, it was reasonably possible (and therefore not unlikely) that this could have happened. After considering these factors, we concluded that the requirements of paragraph 30(f) of SFAS 144 were not satisfied as of December 31, 2004.

         However, as the Staff is aware, we have filed a Registration Statement on Form S-4 with respect to the merger with the aftermarket business of
         Modine. Our 2004 Form 10-K is included in the S-4. Since we have now filed our Form 10-Q for the first reporting period subsequent to the sale, reflecting the Heavy Duty OEM business as a discontinued
         operation, we will be filing a Form 8-K within the next week or so, and in any case prior to the effectiveness of the S-4, that will present the historical financial statements and the MD&A for the year ended
         December 31, 2004 reflecting the Heavy Duty OEM business as a discontinued operation. The Form 8-K will be incorporated by reference in the Form S-4 and will provide the marketplace with the additional disclosure the Staff requested.

     5.  Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(d) of SFAS 144. Your response appears inconsistent with your October 29, 2004 investor presentation. In your response you state that the merger was subject to agreement on definitive documentation, HSR Act clearance, shareholder approval and other conditions, the results of which were not determinable.
         Transpro's December 15, 2004 modification letter to Modine indicates that the definitive agreement would be executed shortly. Further, the investor presentation clearly indicates that the time frame for the HSR
         Act clearance, shareholder approval and other conditions were determinable. In this regard, you expected the transaction to initially close in the first quarter of 2005 based on a definitive agreement that would have initially been signed in November 2004. Consequently, it appears that you had a time frame of approximately three to four months to complete the transaction following the signing of the definitive agreement. Please reconcile in detail the time frame used to prepare the investor presentation and your response, and clearly explain to us why you have not met the criteria contained in paragraph 30(d) of SFAS
         144.

         Response:
         ---------
         We agree, that if they were to be completed, the transactions were anticipated to close within one year, but we believe that the criteria of paragraph 30(d) of SFAS 144 were not met, because the sale of the assets was not probable at December 31, 2004. As indicated in the response to comment 4 above, as of December 31 there

         were significant contractual issues which remained to be negotiated to get a final deal. In addition, as of that point in time, management had no intention, nor authority, to sell the Heavy Duty OEM business without completing the merger. At its meeting on February 23, 2005, the
         Board of Directors of Transpro authorized management to complete the sale of the Heavy Duty OEM business sooner than the closing date of the merger. Specifically, the minutes of that Board meeting stated:

                  "The next item discussed was a brief update on the status of the Modine transaction. Mr. Johnson noted that due to certain timing issues it appeared that the merger transaction would be delayed into the second quarter, while the concurrent sale of the OEM business was now in a position to close on a more
                  rapid basis. The Board discussed the risks and benefits of closing the transactions separately and unanimously agreed to authorize management to close the OEM sale prior to, and
                  separately from, the merger."

         Until then, it was contemplated that the merger and the Heavy Duty sale transactions would be completed concurrently. Since the merger transaction was subject to shareholder approval and HSR Act clearance, the results of which were not determinable, we determined that the criteria contained in paragraph (d) of SFAS 144 had not been met as the transactions would not occur without clearance on both of these issues.
         We also noted that because shareholder approval was required for completion of the merger (which until February 23rd, was to be completed at the same time as the OEM sale), previous SEC guidance
         (page A-22, paragraph #2, of the 2000 Training Manual of the Division of Corporation Finance and in a speech by Cody Smith at the 1996
         Twenty-Fourth Annual National Conference on Current SEC Developments
         held on December 26, 1996) indicated that management did not have the authority to commit to a disposal plan and that the disposal should not be reported as a discontinued operation until such approval was obtained.

         As indicated in the immediately preceding response, the Form 8-K that we are about to file will present the historical financial statements and the MD&A for the year ended December 31, 2004 reflecting the Heavy
         Duty OEM business as a discontinued operation. The Form 8-K will be incorporated by reference in the Form S-4 and will provide the marketplace with the additional disclosure the Staff has requested.

     6.  Please further explain to us why you believe you have not substantively met the criteria in paragraph 30(a) of SFAS 144. It appears that you are interpreting paragraph 30(a) too narrowly. As part of your response, provide us any minutes or notes of the December and January internal and external meetings that discussed the acquisition.

         Response:
         ---------
         Paragraph 30(a) of SFAS 144 states that "Management having the authority to complete the transaction, commits to a plan to sell the asset (disposal group)." The underlying circumstances are discussed in the preceding two responses in this letter, so we will not repeat them here. Among other things, until late February 2005, the sale of the
         Heavy Duty OEM business was to occur simultaneously with the aftermarket merger; the merger was subject to shareholder approval, HSR
         Act clearance and (as of December 31st) even definitive documentation.
         These conditions were not formalities. Due to the shareholder approval requirement, we do not believe that management had the "authority"
         within the meaning of paragraph 30(a) of SFAS 144. Moreover, the action of the Board on February 23rd, discussed above in our response to comment 4, is an additional indication that management did not have the authority to separately sell the Heavy Duty OEM business prior to the
         Board action.

         Finally, as indicated above, the relevant information will be included in our 8-K we expect to file next week, so the marketplace will have the relevant information regardless of the technical issues.

                                    * * * * *

We would appreciate the Staff's input. We hope to complete the S-4 for the merger within the next week, so, while we recognize the severe demands on the
Staff right now, we would appreciate hearing from you as soon as reasonably possible. Thank you in advance for your cooperation.

As indicated above, if you have any questions or comments, please do not hesitate to call me at 203-859-3552.

                                           Sincerely,

                                           /s/Richard A. Wisot

                                           Richard A. Wisot
                                           Vice President, Treasurer, Secretary,
                                           and Chief Financial Officer

cc:  Cari A. Kerr (SEC)
     Lawrence I. Shapiro (BDO Seidman, LLP)
     Michael Grundei (Wiggin & Dana LLP)
     Robert A. Profusek (Jones Day)